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                                                                    EXHIBIT 99.2

                     INLAND AMERICAN REAL ESTATE TRUST, INC.

            DESCRIPTION OF RESPONSIBILITIES OF THE COMPLIANCE OFFICER
                   UNDER COMPANY'S NON-RETALIATION POLICY FOR
                     EMPLOYEES WHO REPORT VIOLATIONS OF LAW

     Inland American Real Estate Trust, Inc. (the "Company") will appoint an individual who is responsible for administering the Company's Nonretaliation Policy for Employees Who Report Violations of Law (the "Policy"). This person is referred to as the "Compliance Officer." The Compliance Officer will report directly to the Audit Committee of the Company's Board of Directors on matters arising under the Policy and this Description of Responsibilities.

     The Compliance Officer's responsibilities under the Policy include:

     - Administering, implementing and overseeing ongoing compliance under the Policy and training individuals about their rights and obligations under the Policy.

     - Establishing and administering procedures to assure that employee complaints will be collected, reviewed promptly (including if appropriate through an independent investigation into the issues raised), resolved in an appropriate manner, and that documents related to such matters will be retained in accordance with company policy.

     - Making himself or herself available to discuss with employees any complaints raised or reports filed.

     - With respect to complaints from employees or non-employees received by the Company relating to its accounting, auditing, and internal auditing controls and disclosure practices, establishing and administering procedures to assure that such complaints will be collected, reviewed promptly, treated or resolved in an appropriate manner, and retained. The Compliance Officer or his or her agent will present any such complaints received by the Company to the Audit Committee of the Board of Directors.

     - With respect to employee complaints relating to the Company's accounting, auditing, and internal auditing controls and disclosure practices, establishing and administering procedures that enable employees to submit complaints and concerns in a confidential and anonymous manner. The Compliance Officer or his or her agent will present any such complaints received by the Company to the Audit Committee of the Board of Directors.

     - Administering and overseeing the Company's training and educational programs designed to ensure that Company employees with supervisory authority with respect to other employees, or who are otherwise involved in the administration of Company

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          policies, are aware of the Policy, know to involve the Compliance
          Officer in any matters involving the Policy that arise (including informing the Compliance Officer of every complaint that arises), and are trained in the proper handling of employee complaints covered by the Policy.

     To ensure that the Company's Management and Disclosure Committee responsible for preparing and reviewing the Company's public filings and other public disclosures made aware of complaints involving the Company's accounting, auditing, and internal auditing controls or disclosure practices made by employees or by others, the Compliance Officer will present to the Disclosure Committee at least once per quarter either a copy or a summary of each complaint received.

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